

September 22, 2021

Richard K. McGee
Executive Vice President, Secretary, and General Counsel
PLAINS ALL AMERICAN PIPELINE LP
333 Clay Street, Suite 1600
Houston, Texas 77002

> **Re: PLAINS ALL AMERICAN PIPELINE LP**
> **Registration Statement on Form S-3**
> **Filed September 8, 2021**
> **File No. 333-259390**

Dear Mr. McGee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Alan Beck